PRESS RELEASE

Banro Reports High Grade Drill Results
at Namoya and Provides Corporate Update

•	Drilling at Namoya intersects significant mineralization including 16.00 metres grading 5.35 g/t Au, 15.00 metres grading 5.00 g/t Au and 24.00 metres grading 2.77 g/t Au
•	Banro closes US$16 million in financing consisting of a gold forward sale to provide working capital for Namoya ramp up, and a local bank refinance

Toronto, Canada – September 18, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce the intersection of significant mineralization from on-going near mine exploration activities at its wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Maniema Province of the Democratic Republic of the Congo (the “DRC”).

The near mine exploration at Namoya encompasses follow-up work in the Namoya Summit-Filon B area, the hanging-wall zone at Namoya Summit and around the Seketi deposit. The objective is to identify new resources and increase the geological confidence surrounding certain low confidence resources to enhance the medium to long term economics of the Namoya mine.

Banro undertook shallow depth Reverse Circulation (“RC”) drilling at its Namoya Summit footwall zone which borders the Filon B area further south (refer to the Locality Map referenced below). The program was planned to follow up surface mineralization delineated previously on surface exposures and trenches at the Namoya Summit-Filon B target. A total of 18 RC holes were completed which successfully intersected significant mineralization in the northwestern part of the 200 metre strike mineralization zone.

The significant mineralization intersections from the program include the following:

•	Hole NSRC067 intersected 16.00 metres grading 5.35 g/t Au from 24.00 metres
•	Hole NSRC068 intersected 19.00 metres grading 1.51 g/t Au from 7.00 metres
•	Hole NSRC069 intersected 24.00 metres grading 2.77 g/t Au from 22.00 metres
•	Hole NSRC071 intersected 12.00 metres grading 2.30 g/t Au from 3.00 metres and 7.00 metres grading 1.59 g/t Au from 17.00 metres
•	Hole NSRC072 intersected 12.00 metres grading 1.5 g/t Au from 3.00 metres
•	Hole NSRC073 intersected 7.00 metres grading 1.39 g/t Au from 0.00 metres
•	Hole NSRC074 intersected 7.00 metres grading 3.05 g/t Au from 0.00 metres
•	Hole NSRC074B intersected 4.00 metres grading 3.41 g/t Au from 1.00 metres
•	Hole NSRC075 intersected 4.00 metres grading 4.85 g/t Au from 0.00 metres
•	Hole NSRC077 intersected 15.00 metres grading 5.00 g/t Au from 27.00 metres
•	Hole NSRC078 intersected 17.00 metres grading 2.17 g/t Au from 16.00 metres

Commenting on the drilling results at Namoya, John Clarke, President and CEO of the Company, said: “We are pleased with the positive results from the ongoing near mine exploration at Namoya. These results have confirmed our previous interpretation of potential zones of mineralization in the footwall of the Namoya Summit, which is open-ended to the northwest. We will use the new information to reclassify the Namoya Summit resources while continuing with deeper drilling into the central part of the Filon B mineralization. In line with our near mine exploration strategy, we look forward to testing additional targets in the hanging wall of the Namoya Summit deposit and at Seketi where follow-up work has already generated surface targets for drilling.”

Results from the RC holes are tabulated in a table which can be accessed on the Company's website at http://www.banro.com/i/pdf/Namoya-Drillholes-intercepts.pdf.

A Locality Map of the reported drill holes can be found on the Company's website at http://www.banro.com/i/pdf/Namoya_PR_Location_Map.pdf.

The shallow depth RC drilling program was undertaken using an in-house Discovery rig. A total of 18 RC holes averaging 45 metres were completed for a total of 763 metres to generate 775 RC samples. Drilling was oriented towards the southwest at 225º and to the south at 180º with drill hole inclinations ranging between 60º-65º. It is estimated that the true widths of the mineralized zones are approximately 85% of the intersected widths in the holes. Drill holes were planned in fences ranging between 20 and 40 metres, along the entire 200 metre footwall zone.

All RC samples for assaying were taken consistently at one metre intervals and were riffle split with one-half of the sample placed in sealed bags and sent to the Company's on-site sample preparation facility. The samples were then pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample was then sent to the on-site SGS Laboratory (which is independent of the Company) where the samples were analyzed for gold by fire assay using a 50g charge. As part of the Company's QA/QC procedures, internationally recognized standards, duplicates and blanks were inserted into the sample batches.

The footwall mineralization zone at Namoya Summit has a near surface expression of more than 200 metres along a northwest southeast strike, measured from the junction with Filon B in the south west (see the Locality Map referenced above). The zone is known to have a moderate to steep dip to the northeast, with an average width of between 5 and 25 metres. The zone is hosted in altered sericite schist and exhibit typical “pinch and swell” nature along strike and down dip. It is associated with significant quartz veins and veinlets, and iron oxides in boxworks presumably from the oxidation of sulphides. Based on the results received in the recently completed program, a south easterly plunge to mineralization is inferred, which explains the paucity of mineralization intersections in the holes drilled in the south eastern end.

Qualified Person
The drilling results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah, who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)), the Company's Head of Projects and Operations, and a "qualified person" (as such term is defined in National Instrument 43-101). Mr. Bansah has reviewed and approved this press release.

Corporate Update

Banro also announces that it has closed two financings totaling US$16 million, comprised of a US$9 million loan facility with a DRC bank and a US$7 million gold forward sale transaction.

The loan facility represents a new facility with an existing lender, Banque Commerciale du Congo (“BCDC”), following repayments of the previous US$10 million credit facility with BCDC as well as repayments of other existing facilities with DRC banks. The loan facility is for a term of 22 months, bears interest of 9.5% per annum and is repayable over 19 months starting in January 2016.

The purchaser under the US$7 million gold forward sale transaction is funded by investment funds managed by Gramercy Funds Management LLC (“Gramercy”). The proceeds from this transaction, which was structured in a manner similar to the gold forward sale transactions entered into with Gramercy earlier this year, are intended to allow for the increase in operational working capital at both Namoya and Twangiza ahead of the onset of the rainy season, in order to secure production activities and the continued ramp-up of Namoya.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), the anticipated effect of the financing transactions on the Company’s operations and financial condition, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com